[Letterhead of Triumph Bancorp, Inc.]

March 29, 2018

VIA EDGAR

Era Anagnosti
Acting Assistant Director
Office of Financial Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Triumph Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-223411
Request for Acceleration

Dear Ms. Anagnosti:

Reference is made to the Registration Statement on Form S-3 (File No. 333-223411) (the "Registration Statement") filed by Triumph Bancorp, Inc. (the "Company") with the U.S. Securities and Exchange Commission (the "Commission") on March 2, 2018.
The Company hereby requests the Registration Statement be made effective at 5:00 p.m. New York City time on March 30, 2018, or as soon as practicable thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.
If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Mark F. Veblen of Wachtell, Lipton, Rosen & Katz at (212) 403-1396 or MFVeblen@wlrk.com.

Very truly yours,

TRIUMPH BANCORP, INC.

By: /s/ Aaron P. Graft
Name: Aaron P. Graft
Title: President and Chief Executive Officer

cc:	Wachtell, Lipton, Rosen & Katz
Mark F. Veblen

Triumph Bancorp, Inc.
Adam D. Nelson, Executive Vice President and General Counsel